TESSENDERLO GROUP

FAX	DATE: 2003-12-17	PAGES: 2 including this page
TO: Ms Kung		FAX No.: 00 1 202 942 96 24
COMPANY: Security and Exchange Commission		
FROM: Martine Marique		
FAX No.: 00 32 2 639 19 17		DIRECT PHONE: 00 32 2 639 18 31
SUBJECT: our latest press release		
☐ URGENT		☐ PLEASE REPLY

MMa/JoV 2003-286

Dear Ms Kung,

82-4785

Please find our press release of 16th December 2003.

With kind regards

Jo Verspecht
Secretary

Martine Marique
Manager Corporate Financial Services

TESSENDERLO CHEMIE INTERNATIONAL NV/SA

Troonstraat, Rue du Trône 130, B-1050 Brussels, Belgium,
Phone +32 2 639 18 11, Fax +32 2 639 17 02, Telex 236 19 – prolim b
HR Brussel 497 670 RC Bruxelles, BTW BE 432 184 686 TVA, Courts of Brussels
Website http://www.tessenderlogroup.com, E-mail tcgroup@tessenderlo.com

Brussels, 16 December 2003

PRESS RELEASE

Eurocell Profiles (UK) invests in a new extrusion hall

Eurocell Profiles Ltd, a major player in the UK plastic window and door market and part of the Plastics Converting division of Tessenderlo Group (Belgium), invests in the construction of a new extrusion hall.

With the investment, which amounts to 4 million GBP, Eurocell Profiles extends its production and storage capacity at its main Clover Nook site in Alfreton, Derbyshire (UK).

The new extrusion hall is to be operational by the end of 2004.

Eurocell Profiles Ltd, as part of Fairbrook plc, produces a wide range of high-tech PVC products for construction and renovation, which are marketed under the brand names EUROCELL and PINNACLE.
Fairbrook plc has 6 production and 53 distribution sites throughout Great Britain.
Eurocell Profiles Ltd is the third largest window profile manufacturer in the UK.

The Plastics Converting division of Tessenderlo Group, employing 2,500 people, produces PVC profiles for window and door systems as well as PVC pipes and fittings for construction. The division's turnover totalled 500 million EUR in 2002.

For further information, please contact:

Michael Beasley,
Tel. +44 1773 842 100
Fairbrook plc
Fairbrook House
Clover Nook road
Alfreton - Derbyshire
UK-DE 55 4RF (United Kingdom)
Website: www.eurocell.co.uk